Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gaming Intelligence Inc.
6671 S Las Vegas Blvd Bld D Ste 210
Las Vegas, NV 89119
https://trygi.com/

Up to $4,999,999.86 in Common Stock at $0.27
Minimum Target Amount: $14,999.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Gaming Intelligence Inc.
Address: 6671 S Las Vegas Blvd Bld D Ste 210, Las Vegas, NV 89119
State of Incorporation: NV
Date Incorporated: September 06, 2022

Terms:

Equity

Offering Minimum: $14,999.85 | 55,555 shares of Common Stock
Offering Maximum: $4,999,999.86 | 18,518,518 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.27
Minimum Investment Amount (per investor): $399.87

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a current investor in Gaming Intelligence, you are eligible for 10% bonus shares.

Testing the Waters Reservations Page Bonus

All Reservation Holders in Gaming Intelligence's Testing the Waters Reservations Page will receive 10% bonus shares.

Time-Based Perks

Early Bird 1k - Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 5k - Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 10k - Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 20k - Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Flash Perk 1k - Invest $1,000+ between Day 40 and Day 45 and receive 7% bonus shares.

Flash Perk 5k - Invest $5,000+ between Day 40 and Day 45 and receive 12% bonus shares.

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive + 5% bonus shares and a one year All Access Subscription ($150 value).

Tier 2 Perk — Invest $5,000+ and receive + 10% bonus shares, lifetime All Access and future subscription offerings, early access to new tech releases, and participation in our innovation advisory group.

Tier 3 Perk — Invest $10,000+ and receive + 15% bonus shares, 30 minute zoom call with a founder, lifetime All Access and future subscription offerings, early access to new tech releases, and participation in our innovation advisory group.

Tier 4 Perk — Invest $25,000+ and receive + 20% bonus shares, 2 nights in Vegas, founder meet and greet, 2 event tickets ($1,000 value), lifetime All Access and future subscription offerings, early access to new releases, and participation in our innovation advisory group.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Gaming Intelligence, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $27. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the TTW Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Gaming Intelligence is a tool for tackling the world of sports data and betting odds. Our platform empowers users to quickly and easily shop for the best odds, making informed decisions in seconds. We offer insights and opportunities for both veteran and new betters.

Business Model

The Company's revenue model is structured around two primary streams. Firstly, it generates revenue through monthly subscription fees. Secondly, the Company earns Cost Per Acquisition (CPA) fees in collaboration with affiliate partners such as BetMGM, Caesars, DraftKings, FanDuel, among others. Upon a user's engagement with an affiliate link on our platform, they are directed to the respective affiliate site to register for a new account. Subsequently, when the user completes the registration process, makes a deposit, and places wagers, the Company receives a CPA fee. This revenue model ensures diversification and sustainability through subscription-based income and affiliate partnership arrangements.

Intellectual Property

The Company has a provisional Event wagering and integration notification system filed. We have also been issued a a Patent (Number 9812003) titled, "Segregation of functionality in monitoring and controller devices."

Corporate Structure

Gaming Intelligence Inc. was initially organized as Gaming Intelligence LLC, a Nevada limited liability company on 10/13/2020 and converted to a Nevada corporation on 9/6/2022.

Regulatory Information

In order to do business with a casino or sportsbook (in our case an affiliate relationship), certain states require a certain type of gaming license, even though we don't take any bets on the Gaming Intelligence platform. For credibility and expansion into markets for affiliate revenue, the Company has obtained a handful of licenses. However, Gaming Intelligence is not required to obtain any gaming or other licenses to operate as we are a sports data and betting odds platform.

Competitors and Industry

Competitors

Some notable competitors include Oddschecker Global Media, The Action Network, Odds Shark, and Covers Media Group.

Oddschecker Global Media, founded in 1999 and based in London, UK, operates an odds comparison site. Initially under Sky Betting and Gaming, it became a subsidiary of Bruin Capital Investors, LLC as of August 31, 2021.

The Action Network operates a sports betting, analysis, and media company, providing original news, premium insights, betting tools, data, and odds for various sports including baseball, American football, and basketball, aimed at enhancing users' betting and entertainment experience.

Odds Shark offers picks, odds, betting news, and trends for sports and pop culture events, catering to fans, bettors, and media outlets. With the latest odds and information on various sports such as NFL, NCAA football and basketball, MLB, NBA, NHL, and UFC, Odds Shark is a leading authority in the sports betting industry. Accessible global odds and comprehensive databases provide valuable insights and recommendations for online sportsbooks.

Covers Media Group operates as an online sports publisher, offering scores, odds, matchups, and statistics information through its online publishing services.

Industry

The US sports betting market is a goldmine of opportunity – with $119.84B in wagers placed in 2023, up 27.8% from the previous year. Nationwide sports betting revenue grew by 44.5% in 2023, increasing to $10.92B.

Source: https://www.thestreet.com/sports/us-sports-betting-revenue-2023-hits-record

Current Stage and Roadmap

Current Stage

We've launched our technology platform and it is live in the marketplace. Some key indications of traction so far include our established affiliate partnerships with all major sportsbooks across the United States such as DraftKings, FanDuel Caesars, BetMGM, and BetRivers, Sugarhouse. We also have an affiliate partnership with (Sports Illustrated) SI Tickets. We've also deployed additional proprietary product releases aligned to our technology roadmap. Lastly, we've obtained required gaming licenses to operate in key states such as New Jersey, Arizona, Colorado, Michigan, Indiana, Virginia, and Maryland.

Future Roadmap

In the upcoming years, Gaming Intelligence will continue its dedication to advancing sports entertainment technology while prioritizing the protection of intellectual property. The focus remains on developing and implementing platform and product innovations, utilizing existing patents and creating new proprietary solutions to enhance competitiveness. Efforts will also be directed towards strengthening partnerships and establishing additional collaborations for licensing and white-label deals with reputable sportsbooks, data providers, and broadcasters to broaden distribution and revenue avenues for patented solutions.

The Team

Officers and Directors

Name: Edward Kahl

Edward Kahl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Secretary, Treasurer, Director, Co-founder
  Dates of Service: November, 2023 - Present
  Responsibilities: Edward leads the strategic vision and direction of Gaming Intelligence. He owns about 46% of the Company's equity. He does not currently receive compensation but plans to once the Company achieves gross profitability.

Other business experience in the past three years:

- Employer: BCS Resources
  Title: Consultant/Contractor
  Dates of Service: October, 2020 - April, 2021
  Responsibilities: Solutions Data Architecture services for T-Mobile

Other business experience in the past three years:

- Employer: Bolt Films
  Title: Producer
  Dates of Service: May, 2015 - Present
  Responsibilities: Edward is responsible for the planning, creative assets, coordination, and oversight of feature film productions. He spends 6 to 8 hours a week on Bolt Films.

Name: Ralph Wagner

Ralph Wagner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Chief Revenue Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Ralph is focused on strategic digital marketing initiatives through various social media platforms. In addition, driving an affiliate marketing program with 8 Sportsbooks and a number of social media influencers. He does not currently receive compensation but plans to once the Company achieves gross profitability.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Gaming Intelligence Inc. was formed on October 13, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gaming Intelligence Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and

potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology

systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company operates in an adjacent industry to the casino and sports book industries which fall under state and federal regulations.
In order to do business with a casino or sportsbook (in our case an affiliate relationship), certain states require a certain type of gaming license, even though we don't take any bets on our platform. For credibility and expansion into markets for affiliate revenue, we've obtained a handful of licenses. However, Gaming Intelligence has no regulatory obligation to obtain any gaming or other licenses to operate as we are a sports data and betting odds platform.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Edward Kahl</td><td>50,905,420</td><td>Common Stock</td><td rowspan="2">97.477%</td></tr>
<tr><td>Edward Kahl</td><td>1,000,000</td><td>Founder Preferred Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, Founder Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 18,518,518 of Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 129,869,043 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 15,000,000 shares to be issued pursuant to outstanding warrants, 21,817,181 shares to be issued pursuant to stock options issued, and 27,152,940 shares of common stock pursuant to the company's profit interests plan.

Founder Preferred Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

3,000 votes per share.

Material Rights

There are no material rights associated with Founder Preferred Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $435,909.00
  Number of Securities Sold: 685,000
  Use of proceeds: UI/UX, proof of concept, build front end design based on business requirements and logical architecture design
  Date: June 20, 2021
  Offering exemption relied upon: Regulation S

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 249,000
  Use of proceeds: Build out the back end - secure sports data provider with connectivity to the front end interface, MVP build-out
  Date: December 07, 2021
  Offering exemption relied upon: Regulation S

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $841,400.00
  Number of Securities Sold: 293,785
  Use of proceeds: Build out technology platform, sportsbook licensing agreements, IP filings, operationalize business, i.e., CRM, customer care, tech support
  Date: June 03, 2022
  Offering exemption relied upon: Rule 506(b) under Regulation D, and Regulation S

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $850,000.00
Number of Securities Sold: 2,715,652
Use of proceeds: Technology roadmap products build and release, operations.
Date: March 16, 2023
Offering exemption relied upon: Rule 506(b) under Regulation D, and Regulation S

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2022 was $180.20 compared to $1,343.89 in fiscal year 2023. The increase was largely due to users signing up for subscriptions during beta testing in 2023 and other affliate revenue.

Gross margins

We are not yet generating a profit.

Cost of Sales

The Company has no direct cost of sales. However, there are developers costs. Due to the nature of this expense, it has been categorized under operational expenses. See the below description.

Expenses

Expenses for fiscal year 2022 were $1,054,982.13 compared to $544,418.30 in fiscal year 2023.

The significant decrease was due to the stage of development in 2022 compared to 2023. It is expensive and labor intensive to build a technology product, especially for design, technical build, testing, and deployment. After the platform is built, it's an exercise of maintaining the system and making improvements and enhancements, thus bringing the costs lower. Furthermore, the Company optimized the databases, sytems, and apps, and were able to retire development environments that were no longer needed which resulted in a significant reduction on technology spend.

Historical results and cash flows:

The Company is currently generating some revenue.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our revenue is expected to grow significantly as the product is marketed to the general public.

Past cash was primarily generated through equity fundraises, founder-backed funding, shareholder loans, and a line of credit. There is some revenue, but it is not a significant cash generator at this time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of $150,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the growth and expansion of the Comapny, but not necessarily critical for our operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate we will be able to operate indefinitely. This is based on a current monthly burn rate of $20,000 for IT infrastructure, databases, data feeds, tech support, system maintenance, legal and admin expenses.

However, future growth, product development, customer acquisition, and expansion would be significantly delayed without this raise.

How long will you be able to operate the company if you raise your maximum funding goal?

With maximum funding, the Company would be able to accelerate product and feature development, acquire customers faster, and expand significantly. The Company's internal workforce and contract development resources would be expanded considerably. We would invest considerably in customer acquisition and anticipate reaching profitability within 1-2 years.

It is difficult to identify an exact dollar amount of anticipated monthly expenses, post-raise. We plan to scale over time, gradually increasing our marketing efforts to be sure spend is optimized for the most return.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital via founder cash contributions, corporate lines of credit, and loans with commercial banks. Future raises would also be considered, when and if necessary.

Indebtedness

- Creditor: Edward Kahl
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  The terms of this loan stipulate that it does not carry any interest and does not have a specified maturity date. As such, it represents obligations of the Company to the officer but do not impose any financial burden in the form of interest expense or repayment requirements within a specific time frame.

- Creditor: Ralph Wagner
  Amount Owed: $85,170.99
  Interest Rate: 0.0%
  The terms of this loan stipulate that it does not carry any interest and does not have a specified maturity date. As such, it represents obligations of the Company to the officer but do not impose any financial burden in the form of interest expense or repayment requirements within a specific time frame.

Related Party Transactions

- Name of Person: Edward Kahl
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Edward has an interest in the success of Gaming Intelligence. This is his primary occupation. Edward owns 39.66% of the Company's equity.
  Material Terms: Please refer to the loan listed in the Indebtedness section. The terms of this loan stipulate that it does not carry any interest and does not have a specified maturity date. As such, it represent obligations of the Company to the officer but does not impose any financial burden in the form of interest expense or repayment requirements within a specific time frame.

- Name of Person: Ralph Wagner
  Relationship to Company: Officer

Nature / amount of interest in the transaction: Ralph Wagner has an interest in the success of Gaming Intelligence. This is his primary occupation. Ralph owns 8.41% of the Company's equity.
Material Terms: Please refer to the loan listed in the Indebtedness section. The terms of this loan stipulate that it does not carry any interest and does not have a specified maturity date. As such, it represent obligations of the Company to the officer but does not impose any financial burden in the form of interest expense or repayment requirements within a specific time frame.

Valuation

Pre-Money Valuation: $35,334,641.61

Valuation Details:

The company calculated this pre-money valuation internally without a formal third-party evaluation for this offering and relied upon prior independent third-party evaluations.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.85 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.86, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  40.0%
  We plan to use 40% of the proceeds to market the business and acquire customers through press releases, social media, etc.

- Company Employment
  30.0%
  We plan to use 30% of the funds from this raise to hire more developers - front end and back end - and marketing professionals.

- Legal, Retainers, Finance, HR, Compliance
  19.5%
  We plan to use 19.5% of the funds towards legal fees and retainers, human resources, finance costs, and other related expenses.

- IT Infrastructure
  5.0%
  We plan to use 5% of the funds towards the maintenance our our information technology.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://trygi.com/ (www.trygi.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gamingintelligence

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gaming Intelligence Inc.

[See attached]

GAMING INTELLIGENCE INC.

AUDITOR'S REPORT and FINANCIAL STATEMENTS



Table of Contents

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

In accordance with our engagement to audit the financial statements of Gaming Intelligence Inc. as of December 31, 2023, and for the year then ended, we have performed an audit of the accompanying financial statements, which comprise the balance sheet as of December 31, 2023, the income statement, statement of cash flows, and accompanying notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gaming Intelligence Inc. as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Accounting Execs

Union, KY
March 08, 2024

GAMING INTELLIGENCE INC.

Balance Sheet (Audited)

As of December 31, 2023

TOTAL ASSETS	
Current Assets	
Bank Accounts	
Checking - 2145 - 1	235,658.42
Total Bank Accounts	$235,658.42
Other Current Assets	
Loans to Company	163,935.52
Prepaid expenses	-62,797.40
Total Other Current Assets	$101,138.12
Total Current Assets	$336,796.54
Other Assets	
Long-term investments	-1,605,005.00
Total Other Assets	-$ 1,605,005.00
TOTAL ASSETS	-$ 1,268,208.46
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities Deferred Compensation	159,000.00
Payroll wages and tax to pay	-59,110.34
Total Other Current Liabilities	$99,889.66
Total Current Liabilities	$99,889.66
Long-Term Liabilities	
Loans from officers	185,170.99
Mortgages	-5,000.00
Total Long-Term Liabilities	$180,170.99
Total Liabilities	$280,060.65
Equity	
Opening balance equity	49,653.78
Retained Earnings	-1,054,848.48
Net Income	-543,074.41
Total Equity	-$ 1,548,269.11
TOTAL LIABILITIES AND EQUITY	-$ 1,268,208.46

GAMING INTELLIGENCE INC.

Statement of Income (Audited)

As of December 31, 2023

	TOTAL
Income	
Sales	1,378.04
Services	-34.15
Total Income	$1,343.89
GROSS PROFIT	$1,343.89
Expenses	
Advertising & marketing	340.82
Social media	35,436.48
Total Advertising & marketing	35,777.30
Business licenses	1,675.00
Commissions & fees	19,962.90
Contract labor	167,147.02
Employee benefits	
Health insurance & accident plans	45,482.10
Total Employee benefits	45,482.10
Entertainment	3,082.25
General business expenses	
Bank fees & service charges	2,180.99
Memberships & subscriptions	12,396.91
Total General business expenses	14,577.90
Insurance	10,485.04
Legal & accounting services	61,530.60
Meals	4,216.50
Office expenses	
Merchant account fees	150.00
Office supplies	73.00
Shipping & postage	62.54
Software & apps	122,845.84
Total Office expenses	123,131.38
Payroll expenses	1,101.45
Salaries & wages	24,521.59
Total Payroll expenses	25,623.04
Rent	2,038.47
Supplies	59.00
Taxes paid	305.00
Payroll taxes	1,046.03
Total Taxes paid	1,351.03
Travel	9,977.77
Airfare	5,633.50

Hotels	6,887.48
	TOTAL
Taxis or shared rides	3,022.85
Total Travel	25,521.60
Utilities Disposal & waste fees	24.38
Internet & TV services	2,732.79
Total Utilities	2,757.17
Total Expenses	$544,418.30
NET OPERATING INCOME	-$ 543,074.41
NET INCOME	-$ 543,074.41

GAMING INTELLIGENCE INC.

Statement of Cash flows (Audited)

As of December 31, 2023

	Total
OPERATING ACTIVITIES	
Net Income	-558,356.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to Company	9,980.00
Prepaid expenses	49,447.40
Payroll wages and tax to pay	-7,862.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 51,564.89
Net cash provided by operating activities	-$ 506,791.44
INVESTING ACTIVITIES	
Long-term investments	550,000.00
Net cash provided by investing activities	$ 550,000.00
FINANCING ACTIVITIES	
Loans from officers	54,900.00
Mortgages	-5,000.00
Opening balance equity	44,718.26
Net cash provided by financing activities	$ 94,618.26
Net cash increase for period	$ 137,826.82
Cash at beginning of period	94,429.68
Cash at end of period	$ 232,256.50

GAMING INTELLIGENCE INC.

Notes to Financial Statements (Audited)

As of December 31, 2023

1. Overview and Basis of Presentation

Description of Business and Basis of Presentation

Gaming Intelligence is a sports data and betting odds technology company. Our platform stands as an all-encompassing tool for navigating and simplifying the intricate world of odds and sports data, offering unparalleled insights and opportunities for both seasoned bettors and newcomers alike. With a user-friendly interface and intuitive features, we have simplified the process of accessing and analyzing betting odds and sports data, making it accessible to a wide range of users.

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates are based on the best available information at the time of preparation and involve inherent uncertainties. Actual results may differ from these estimates. The Company's estimates and judgements include allowance for doubtful accounts and expected credit losses; internal use software; useful lives of fixed assets; and impairment of long-lived assets.

Risk and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions.

Going Concern

In light of the company's consistent revenue generation and sustained profitability, management considers the business to be a going concern. The robust financial performance indicates the company's ability to continue its operations in the foreseeable future. As of December 31, 2023, the company is still mostly in the developmental process, with very limited revenue. With prudent financial management practices in place, including effective cost control measures and strategic planning, the company is well-positioned to navigate challenges and capitalize on growth opportunities in the marketplace.

2. Related Party Transaction

Loans

Gaming Intelligence Inc. (the "Company") received loans from its officers totaling $185,170.99. Edward Kahl provided $100,000, while Ralph Wagner provided $85,170.99.

The terms of these loans stipulate that they do not carry any interest and do not have a specified maturity date. As such, they represent obligations of the Company to the officers but do not impose any financial burden in the form of interest expense or repayment requirements within a specific time frame.

It is important to note that these transactions constitute related party transactions as defined under accounting standards. Related parties include key management personnel, such as the officers of the Company, and entities in which officers have significant influence or control

Total Liabilities

Gaming Intelligence Inc. (the "Company") reports total liabilities amounting to $280,060.65. These liabilities encompass various obligations, including loans from officers and deferred compensation.

The majority of the total liabilities stem from loans provided by officers of the Company. Edward Kahl extended a loan totaling $100,000, while Ralph Wagner provided a loan amounting to $85,170.99. As previously disclosed, these loans do not carry interest and do not have a specified maturity date. They represent financial support provided by the officers to the Company.

Additionally, the Company recognizes deferred compensation to Ralph Wagner in the amount of $94,889.66 as part of its total liabilities. This deferred compensation does not have a maturity date and is contingent upon the Company achieving profitability. It represents an obligation to compensate Mr. Wagner for services rendered, which will be fulfilled once the Company's financial performance allows.

3. Summary of Significant Accounting Policies

Cash

Cash includes currency on hand, deposits held at financial institutions, and any other highly liquid instruments that are readily convertible into known amounts of cash with insignificant risk of changes in value.

Cash is stated at its nominal or face value, which approximates their fair value due to its short-term nature and minimal risk of value changes.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount (net of allowance), do not require collateral, and do not bear interest. Third-party payment processor receivables due from financial institutions for the settlement of credit and debit card transactions for the sales of the Company's products and services are included in accounts receivable.

The Company maintains an allowance for doubtful accounts and expected credit losses for amounts the Company does not expect to collect. In establishing the required allowance, management considers historical losses, current market conditions, customer-specific information, reasonable and supportable forecasts of future economic conditions to inform adjustment to historical loss data, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Internal Use Software

Internally developed software is expensed as incurred until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to the customers. The software has a finite useful life of 3 years and is amortized on a straight-line basis upon reaching technological feasibility.

The company tests its intangible assets for impairment annually or more frequently if there are indicators of impairment.

Property and Equipment

Property and equipment are recorded at cost and stated at historical cost less accumulated depreciation. Costs incurred to bring the assets to their intended use, including purchase price, direct costs, and necessary installation costs, are capitalized. Subsequent costs incurred for major improvements or betterments that extend the useful life or increase the capacity or efficiency of the assets are also capitalized.

Depreciation is calculated using the straight-line method over the estimated useful lives of the fixed assets. The useful lives and residual values are determined based on management's judgment, considering factors such as historical experience, industry standards, and technical obsolescence.

The following estimated useful lives are used for depreciation purposes:

Office assets	3 years
Equipment	3-5 years

Depreciation expense is recognized on a systematic basis over the useful lives of the fixed assets.

The expenses are included in the income statement under operating expenses. The accumulated depreciation is recorded as a contra-asset account and is deducted from the gross value of the assets to arrive at the net carrying amount.

When property and equipment is disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the income statement. The gain or loss is calculated as the difference between the net disposal proceeds and the net carrying amount of the asset.

Property and equipment with components that have different useful lives are separately identified and accounted for. The costs of these components are allocated based on their respective useful lives for the purpose of depreciation calculation.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Revenue Recognition

Gaming Intelligence, a leading sports data and betting odds technology company, adopts a comprehensive revenue recognition policy to accurately reflect the economic substance of its transactions. Our platform serves as an all-encompassing tool, providing invaluable insights and opportunities for both seasoned bettors and newcomers in the intricate world of odds and sports data.

At Gaming Intelligence, revenue recognition begins with the identification of performance obligations in contracts with customers. These obligations often include promises to transfer access to our platform and related services, such as data analytics and customer support. Our platform's user-friendly interface and intuitive features ensure that customers can easily navigate and simplify the process of accessing and analyzing betting odds and sports data.

Revenue from software subscriptions, a primary revenue stream for Gaming Intelligence, is recognized over time as customers simultaneously receive and consume the benefits provided by their subscription. The subscription term typically spans a defined period, during which customers have access to our platform's features and services. Revenue is recognized on a straight-line basis over the subscription term, reflecting the proportional performance of services rendered.

In addition to software subscriptions, Gaming Intelligence may also offer related services, such as implementation assistance, training sessions, or premium customer support. Revenue from these services is recognized when the services are performed and control is transferred to the customer. This typically occurs upon completion of the service or as milestones are achieved, aligning with the satisfaction of performance obligations under the contract.

Contract modifications, including changes in subscription terms or the addition of new services, may occur over the course of the subscription period. Revenue from these modifications is recognized when the modification is approved by both parties, and the consideration to which Gaming Intelligence expects to be entitled is identifiable and probable. This ensures that revenue adjustments are accurately reflected in the financial statements.

Gaming Intelligence adheres to applicable accounting standards and regulatory requirements in determining the transaction price and allocating it to performance obligations. Standalone selling prices for our platform subscriptions and related services are estimated using appropriate methods, ensuring fair and consistent revenue allocation.

Performance Obligations

At Gaming Intelligence, our core performance obligation centers around providing customers access to our platform and related services. This obligation encompasses three key components:

Access to Platform: Our platform serves as a comprehensive tool tailored to simplify the intricate world of odds and sports data. Customers gain entry to a user-friendly interface and intuitive features, facilitating efficient analysis and decision-making in sports betting.

Data Analytics: We offer unparalleled insights into betting odds and sports data, empowering customers to make informed decisions and optimize their betting strategies. Our data analytics capabilities provide valuable information on trends, patterns, and probabilities, enabling customers to stay ahead of the curve.

Customer Support: To enhance the customer experience, we provide dedicated customer support services to assist users with inquiries, technical issues, or guidance they may require. Our team is committed to delivering timely and effective support, ensuring customer satisfaction and success.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue when the related performance obligations are satisfied. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability.

Cost of Revenue

At Gaming Intelligence, our cost of revenue primarily includes expenses directly associated with providing our software subscriptions and related services to customers. This encompasses costs such as platform maintenance and development, data acquisition and licensing, customer support and service delivery, marketing and sales expenses, hosting and infrastructure costs, and payment processing fees. By accurately assessing and managing these costs, we ensure the continued delivery of our platform's value proposition while maintaining cost efficiency and profitability.

Income Taxes

The Company's legal business structure is a C-corporation. Tax responsibilities are incurred at the corporate level, with the C-corporation being subject to corporate income tax on its taxable income. This structure differs from a single member limited liability company (LLC), where tax responsibilities are passed through to the owner's personal tax returns.

Advertising

The Company expenses all advertising costs as incurred to selling and marketing expense in the statement of income.

Concentrations of Credit Risk and Significant Customers

The Company maintains its cash accounts with financial institutions where, at times, deposits may exceed federal insured limits.

Subsequent Events

The Company has evaluated subsequent events through March 18, 2024, which is the date the financial statements were available to be issued. The Company is not aware of any material subsequent events through the date of issuance.

GAMING INTELLIGENCE INC.

AUDITOR'S REPORT and FINANCIAL STATEMENTS



GAMING INTELLIGENCE

Table of Contents

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

In accordance with our engagement to audit the financial statements of Gaming Intelligence Inc. as of December 31, 2022, and for the year then ended, we have performed an audit of the accompanying financial statements, which comprise the balance sheet as of December 31, 2022, the income statement, statement of cash flows, and accompanying notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gaming Intelligence Inc. as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Accounting Execs

Union, KY
March 08, 2024

GAMING INTELLIGENCE INC.

Balance Sheet (Audited)

As of December 31, 2022

TOTAL ASSETS	
Current Assets	
Bank Accounts	
Checking - 2145 - 1	94,429.68
Total Bank Accounts	$94,429.68
Other Current Assets	
Loans to Company	163,935.52
Prepaid expenses	-13,350.00
Total Other Current Assets	$150,585.52
Total Current Assets	$245,015.20
Other Assets	
Long-term investments	-1,055,005.00
Total Other Assets	-$ 1,055,005.00
TOTAL ASSETS	-$ 809,989.80
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities Deferred Compensation	159,000.00
Payroll wages and tax to pay	-51,247.83
Total Other Current Liabilities	$107,752.17
Total Current Liabilities	$107,752.17
Long-Term Liabilities	
Loans from officers	132,170.99
Total Long-Term Liabilities	$132,170.99
Total Liabilities	$239,923.16
Equity	
Opening balance equity	4,935.52
Retained Earnings	
Net Income	-1,054,848.48
Total Equity	-$ 1,049,912.96
TOTAL LIABILITIES AND EQUITY	-$ 809,989.80

GAMING INTELLIGENCE INC.

Statement of Income (Audited)

As of December 31, 2022

	TOTAL
Income Sales	180.20
Total Income	$180.20
GROSS PROFIT	$180.20
Expenses Advertising & marketing	4,113.46
Social media	357.16
Total Advertising & marketing	4,470.62
Business licenses	1,750.00
Commissions & fees	5,775.00
Contract labor	661,697.32
Entertainment	2,073.93
General business expenses Bank fees & service charges	1,320.20
Memberships & subscriptions	21,148.65
Total General business expenses	22,468.85
Insurance	1,861.70
Legal & accounting services	99,608.28
Meals	11,345.14
Office expenses Printing & photocopying	969.94
Shipping & postage	232.70
Software & apps	166,268.55
Total Office expenses	167,471.19
Rent	6,161.58
Travel	36,295.24
Airfare	1,854.70
Hotels	24,164.53
Taxis or shared rides	4,902.37
Vehicle rental	841.48
Total Travel	68,058.32
Utilities	237.22
Internet & TV services	2,002.98
Total Utilities	2,240.20
Total Expenses	$1,054,982.13
NET OPERATING INCOME	-$ 1,054,801.93
	TOTAL

Other Expenses Vehicle expenses Vehicle gas & fuel	46.55
Total Vehicle expenses	46.55
Total Other Expenses	$46.55
NET OTHER INCOME	-$ 46.55
NET INCOME	-$ 1,054,848.48

GAMING INTELLIGENCE INC.

Statement of Cash flows (Audited)

As of December 31, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-1,054,848.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to Company	-163,935.52
Prepaid expenses	13,350.00
Deferred Compensation	159,000.00
Payroll wages and tax to pay	-51,247.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 42,833.35
Net cash provided by operating activities	-$ 1,097,681.83
INVESTING ACTIVITIES	
Long-term investments	1,055,005.00
Net cash provided by investing activities	$ 1,055,005.00
FINANCING ACTIVITIES	
Loans from officers	132,170.99
Opening balance equity	4,935.52
Net cash provided by financing activities	$ 137,106.51
Net cash increase for period	$ 94,429.68
Cash at end of period	$ 94,429.68

GAMING INTELLIGENCE INC.

Notes to Financial Statements (Audited)

As of December 31, 2022

1. Overview and Basis of Presentation

Description of Business and Basis of Presentation

Gaming Intelligence is a sports data and betting odds technology company. Our platform stands as an all-encompassing tool for navigating and simplifying the intricate world of odds and sports data, offering unparalleled insights and opportunities for both seasoned bettors and newcomers alike. With a user-friendly interface and intuitive features, we have simplified the process of accessing and analyzing betting odds and sports data, making it accessible to a wide range of users.

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates are based on the best available information at the time of preparation and involve inherent uncertainties. Actual results may differ from these estimates. The Company's estimates and judgements include allowance for doubtful accounts and expected credit losses; internal use software; useful lives of fixed assets; and impairment of long-lived assets.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Going Concern

In light of the company's consistent revenue generation and sustained profitability, management considers the business to be a going concern. The robust financial performance indicates the company's ability to continue its operations in the foreseeable future. As of December 31, 2022, the company is still mostly in the developmental process, with very limited revenue. With prudent financial management practices in place, including effective cost control measures and strategic planning, the company is well-positioned to navigate challenges and capitalize on growth opportunities in the marketplace.

2. Related Party Transaction

Loans

Gaming Intelligence Inc. (the "Company") received loans from its officers totaling $163,935.16. Edward Kahl provided $100,000, while Ralph Wagner provided $63,935.16.

The terms of these loans stipulate that they do not carry any interest and do not have a specified maturity date. As such, they represent obligations of the Company to the officers but do not impose any financial burden in the form of interest expense or repayment requirements within a specific time frame.

It is important to note that these transactions constitute related party transactions as defined under accounting standards. Related parties include key management personnel, such as the officers of the Company, and entities in which officers have significant influence or control

Total Liabilities

Gaming Intelligence Inc. (the "Company") reports total liabilities amounting to $239,923.16. These liabilities encompass various obligations, including loans from officers and deferred compensation.

The majority of the total liabilities stem from loans provided by officers of the Company. Edward Kahl extended a loan totaling $100,000, while Ralph Wagner provided a loan amounting to $63,935.16. As previously disclosed, these loans do not carry interest and do not have a specified maturity date. They represent financial support provided by the officers to the Company.

Additionally, the Company recognizes deferred compensation to Ralph Wagner in the amount of $75,987.64 as part of its total liabilities. This deferred compensation does not have a maturity date and is contingent upon the Company achieving profitability. It represents an obligation to compensate Mr. Wagner for services rendered, which will be fulfilled once the Company's financial performance allows.

3. Summary of Significant Accounting Policies

Cash

Cash includes currency on hand, deposits held at financial institutions, and any other highly liquid instruments that are readily convertible into known amounts of cash with insignificant risk of changes in value.

Cash is stated at its nominal or face value, which approximates their fair value due to its short-term nature and minimal risk of value changes.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount (net of allowance), do not require collateral, and do not bear interest. Third-party payment processor receivables due from financial institutions for the settlement of credit and debit card transactions for the sales of the Company's products and services are included in accounts receivable.

The Company maintains an allowance for doubtful accounts and expected credit losses for amounts the Company does not expect to collect. In establishing the required allowance, management considers historical losses, current market conditions, customer-specific information, reasonable and supportable forecasts of future economic conditions to inform adjustment to historical loss data, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Internal Use Software

Internally developed software is expensed as incurred until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to the customers. The software has a finite useful life of 3 years and is amortized on a straight-line basis upon reaching technological feasibility.

The company tests its intangible assets for impairment annually or more frequently if there are indicators of impairment.

Property and Equipment

Property and equipment are recorded at cost and stated at historical cost less accumulated depreciation. Costs incurred to bring the assets to their intended use, including purchase price, direct costs, and necessary installation costs, are capitalized. Subsequent costs incurred for major improvements or betterments that extend the useful life or increase the capacity or efficiency of the assets are also capitalized.

Depreciation is calculated using the straight-line method over the estimated useful lives of the fixed assets. The useful lives and residual values are determined based on management's judgment, considering factors such as historical experience, industry standards, and technical obsolescence.

The following estimated useful lives are used for depreciation purposes:

Office assets	3 years
Equipment	3-5 years

Depreciation expense is recognized on a systematic basis over the useful lives of the fixed assets.

The expenses are included in the income statement under operating expenses. The accumulated depreciation is recorded as a contra-asset account and is deducted from the gross value of the assets to arrive at the net carrying amount.

When property and equipment is disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the income statement. The gain or loss is calculated as the difference between the net disposal proceeds and the net carrying amount of the asset.

Property and equipment with components that have different useful lives are separately identified and accounted for. The costs of these components are allocated based on their respective useful lives for the purpose of depreciation calculation.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Revenue Recognition

Gaming Intelligence, a leading sports data and betting odds technology company, adopts a comprehensive revenue recognition policy to accurately reflect the economic substance of its transactions. Our platform serves as an all-encompassing tool, providing invaluable insights and opportunities for both seasoned bettors and newcomers in the intricate world of odds and sports data.

At Gaming Intelligence, revenue recognition begins with the identification of performance obligations in contracts with customers. These obligations often include promises to transfer access to our platform and related services, such as data analytics and customer support. Our platform's user-friendly interface and intuitive features ensure that customers can easily navigate and simplify the process of accessing and analyzing betting odds and sports data.

Revenue from software subscriptions, a primary revenue stream for Gaming Intelligence, is recognized over time as customers simultaneously receive and consume the benefits provided by their subscription. The subscription term typically spans a defined period, during which customers have access to our platform's features and services. Revenue is recognized on a straight-line basis over the subscription term, reflecting the proportional performance of services rendered.

In addition to software subscriptions, Gaming Intelligence may also offer related services, such as implementation assistance, training sessions, or premium customer support. Revenue from these services is recognized when the services are performed and control is transferred to the customer. This typically occurs upon completion of the service or as milestones are achieved, aligning with the satisfaction of performance obligations under the contract.

Contract modifications, including changes in subscription terms or the addition of new services, may occur over the course of the subscription period. Revenue from these modifications is recognized when the modification is approved by both parties, and the consideration to which Gaming Intelligence expects to be entitled is identifiable and probable. This ensures that revenue adjustments are accurately reflected in the financial statements.

Gaming Intelligence adheres to applicable accounting standards and regulatory requirements in determining the transaction price and allocating it to performance obligations. Standalone selling prices for our platform subscriptions and related services are estimated using appropriate methods, ensuring fair and consistent revenue allocation.

Performance Obligations

At Gaming Intelligence, our core performance obligation centers around providing customers access to our platform and related services. This obligation encompasses three key components:

Access to Platform: Our platform serves as a comprehensive tool tailored to simplify the intricate world of odds and sports data. Customers gain entry to a user-friendly interface and intuitive features, facilitating efficient analysis and decision-making in sports betting.

Data Analytics: We offer unparalleled insights into betting odds and sports data, empowering customers to make informed decisions and optimize their betting strategies. Our data analytics capabilities provide valuable information on trends, patterns, and probabilities, enabling customers to stay ahead of the curve.

Customer Support: To enhance the customer experience, we provide dedicated customer support services to assist users with inquiries, technical issues, or guidance they may require. Our team is committed to delivering timely and effective support, ensuring customer satisfaction and success.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue when the related performance obligations are satisfied. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability.

Cost of Revenue

At Gaming Intelligence, our cost of revenue primarily includes expenses directly associated with providing our software subscriptions and related services to customers. This encompasses costs such as platform maintenance and development, data acquisition and licensing, customer support and service delivery, marketing and sales expenses, hosting and infrastructure costs, and payment processing fees. By accurately assessing and managing these costs, we ensure the continued delivery of our platform's value proposition while maintaining cost efficiency and profitability.

Income Taxes

The Company's legal business structure is a C-corporation. Tax responsibilities are incurred at the corporate level, with the C-corporation being subject to corporate income tax on its taxable income. This structure differs from a single member limited liability company (LLC), where tax responsibilities are passed through to the owner's personal tax returns.

Advertising

The Company expenses all advertising costs as incurred to selling and marketing expense in the statement of income.

Concentrations of Credit Risk and Significant Customers

The Company maintains its cash accounts with financial institutions where, at times, deposits may exceed federal insured limits.

Subsequent Events

The Company has evaluated subsequent events through March 18, 2024, which is the date the financial statements were available to be issued. The Company is not aware of any material subsequent events through the date of issuance.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

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GET A PIECE OF GAMING INTELLIGENCE

The ultimate tool for navigating the world of Sports Betting!

At Gaming Intelligence (GI), we are revolutionizing the landscape of sports betting by leveraging our patented technology for sports data and betting odds. Our platform stands as an all-encompassing tool for navigating and simplifying the intricate world of odds and ...
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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GAMING
INTELLIGENCE

$0 Raised

REASONS TO INVEST

- GI is the ultimate tool for tackling the world of sports data and betting odds. Our platform empowers users to quickly and easily shop for the best odds, making informed decisions in seconds.
- We've launched our tech platform, partnered with major sportsbooks like BetMGM, DraftKings, FanDuel & more, obtained gaming licenses in key states, and aligned our product releases & roadmap with emerging markets.
- We believe the US sports betting market is a goldmine of opportunity – with $119.84B in wagers placed in 2023, up 27.8% from the previous year. Nationwide sports betting revenue grew by 44.5% in 2023, increasing to $10.92B.

Get Equity
$0.27 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$399.87	$35.33M

TEAM



Edward Kahl • CEO, President, Secretary, Treasurer, Director, Co-founder
A technologist and patented inventor with over 20 years in the design, development of customer facing, mission-critical products and services across diverse industries. Deep expertise in the sports betting industry.



Ralph Wagner • Co-Founder & Chief Revenue Officer
A management and IT consultant spanning over 30 years. Successfully built and sold numerous companies, leveraging proven information technology products and services, such as SAP, Oracle, VMWare, EMC, Dell, Pivotal Software, and numerous telecom ...
Read More

THE PITCH

Gaming Intelligence Launches Next-Gen Sports Data Technology Platform


GAMING
INTELLIGENCE
A LEADER IN EMERGING TECHNOLOGIES FOR SPORTS BETTING
A sports data and betting odds aggregation platform designed to inspire and empower the sports betting industry.

Gaming Intelligence (GI) is revolutionizing sports betting with simplified analytics, predictive modeling, and fun gamification innovations. Based in Las Vegas, NV, GI offers quick access to accurate sports betting data for confident wagering. With new states legalizing betting and a steady influx of new bettors, GI is meeting market demands. Our vision for 2024 includes introducing new features, expanding into additional sports, and launching social gamification through contests.


SAVE SEARCH
BACK TO ALL SPORTSBOOKS
FEB 11
SUNDAY
MONEYLINE
ENTER WAGER(S) TO SEE PAYOUTS
BET $20 TO CLAIM OFFER
$1,000 FIRST BET ON CAESARS
STRAIGHT BET
PARLAY BET
PATRICK MAHOMES - QB
TOTAL PASSING YARDS
49ERS AT CHIEFS
+115
100.00
PAYOUT $215
Save Bet with GI
Bet with Caesars
TOTAL WAGER $100.00
TOTAL PAYOUT $215.00
SHOP SPORTSBOOKS PAYOUTS
BROCK PURDY - QB
PLAYER TO HAVE LONGEST RUSH OF THE GAME
MOST RUSHING YARDS
TOTAL RUSHING ATTEMPTS - 2.5 OVER
TOTAL PASSING TOUCHDOWNS - 1.5 UNDER
49ERS @ CHIEFS
FEB 11, 6:30 PM ET
OFF
+3000
-150
+120
-105
$100.00
$190.91
$186.96
Bet with FanDuel
Bet with BetMGM
Bet with DraftKings

THE PROBLEM & OUR SOLUTION

Score Big with GI


GAMING INTELLIGENCE IS PROVIDING A “GAME-CHANGING” SOLUTION
Based in Las Vegas, NV, our mission is to provide the sports bettor with quick access to accurate key sports betting and odds data, for confidence in achieving maximized betting results.
Mavericks at Raptors
NBA
527
MAVERICKS
-164
-3.5 -109
FEB 28, 7:30 PM ET
OPEN: O/U: 242.5 TOR -110
LIVE: O/U: 241 TOR -113
528
RAPTORS
+3.5 -112
+137
RECORD: 33 - 25 - 0 (15 - 12 - 0 ROAD)
ATS: 31 - 27 - 0 (17 - 10 - 0 ROAD)
L10: 7 - 3 - 0 (7 - 3 - 0 ATS)
RECORD: 22 - 36 - 0 (12 - 16 - 0 HOME)
ATS: 29 - 29 - 0 (13 - 15 - 0 HOME)
L10: 5 - 5 - 0 (6 - 4 - 0 ATS)
Click here to shop the best Sportsbook/Casino odds and calculate winnings!
YOUR BEST ODDS HIGHLIGHTED FOR YOU!
ACTIVATE CALCULATOR BY CLICKING ANY OF THE ODDS
FEB 28
WEDNESDAY
OPENING LINES
PELICANS
PACERS
MAVERICKS
RAPTORS
GRIZZLIES
TIMBERWOLVES

The rapid expansion of the US sports betting market has left many bettors struggling to navigate the ever-changing legal landscape and seemingly endless betting options. With legal sports betting operational in 38 states and more coming online, the industry is booming, yet complexities persist.

Gaming Intelligence (GI) is providing a “game-changing” solution.

Our platform offers a one-stop-shop experience, allowing users to easily identify the best betting odds and payouts in seconds- across any smartphone, tablet, or other device. We also use data science to find and customize betting opportunities, and then combine these opportunities with tools to simplify the betting process and empower users to make informed decisions.

CURRENT PRODUCTS

YOUR BEST ODDS

Provides the moneylines, spreads, and total points odds data across all major sportsbooks for hundreds of matchups in a single view, on any device.

YOUR BEST ODDS CALCULATOR

Enables users to quickly calculate and assess various straight and parlay payout scenarios, prior to placing a wager with a sportsbook.

SPORTS BETTING SIMULATOR

Users can learn and practice best betting strategies, risk-free, on live sporting events

PREMIUM INSIGHTS

Line movements with custom filter by sportsbook, money and bet splits captures, betting trends and projections, and more.

PREDICTIVE BET ALERTS

Analyzes extensive historical data to identify high-confidence wagering opportunities delivered straight to your inbox or smartphone.

Our strategic partnerships with industry leaders like Odds on Compliance, Sportsdata.IO, and Sports Illustrated Tickets help solidify our position as a top destination for sports betting enthusiasts. By leveraging marketing affiliates and innovative customer acquisition strategies, we are able to drive growth, while still offering flexible subscription options, including freemium access. Looking ahead, we're excited to introduce fantasy betting contests with leaderboards and rankings which will further enhance user engagement and diversify our revenue streams.

THE MARKET & OUR TRACTION

Backing Innovation in Sports Betting



VOLUME OF WAGERS PLACED
2022
$93B
Growth in Wagers Placed
27.8%
2023
$119.84B

Source

We believe Gaming Intelligence is positioned at the forefront of the rapidly expanding US sports betting market, which experienced a remarkable 44.5% year-over-year revenue growth in 2023, surging to $10.92 billion from $7.56 billion in 20221. With strategic affiliate partnerships established with top sportsbooks such as BetMGM, Caesars, DraftKings and FanDuel, GI has solidified its presence in the US sports betting market.

Under the direction of Founder and CEO Edward Kahl, GI has raised significant funding through equity rounds, totaling over $2 million, along with significant contributions from a convertible note conversion, co-founder loans totaling $180,000, and $100,000 of self-funding. As we release our new tech products, including fantasy betting contests, and linking sportsbook accounts for bet tracking and personal insights, GI has the financial strength to propel its growth initiatives.

> Using **Gaming Intelligence's 'Best Odds'** page is like going from shopping for flights on individual airline websites to using that one-stop travel site everyone loves. I can see all the sportsbook odds and payouts on one screen, compare them side-by-side, and pick the best deals instantly. **It's streamlined, efficient, and has totally changed the way I bet.** It's my one-stop-shop for all things sports betting!



YOUR BEST ODDS HIGHLIGHTED FOR YOU!
BUILD YOUR BET SLIP
SAVE BET SLIP
BET WITH SPORTSBOOK
NFL
NCAAF
MLB
NBA
NCAAB
NHL
EPL
BACK TO ALL SPORTSBOOKS


FEB 28
WEDNESDAY
CAESARS SPORTSBOOK
BET $20 TO CLAIM OFFER
POINT SPREAD
MONEYLINE
TOTAL POINTS
ENTER WAGER(S) TO SEE PAYOUTS
BET $20 TO CLAIM OFFER $1,000 FIRST BET ON CAESARS
Link Sportsbooks
STRAIGHT BET
PARLAY BET
PACERS
MONEYLINE
PELICANS AT PACERS
-225
100.00
PAYOUT: $144.44
Save Bet with GI
Bet with Caesars
TOTAL WAGER $100.00
TOTAL PAYOUT $144.44
SHOP SPORTSBOOKS PAYOUTS
New Jersey
Bet with RiversCasinoPA
Bet with SugarHouse PA
PELICANS
PACERS
MAVERICKS
RAPTORS
GRIZZLIES
TIMBERWOLVES
CAVALIERS
BULLS

As we look to the future, our unwavering commitment to innovation backed by our existing patents, patent filings, and IP protection, has enabled us to develop proprietary features that are set to revolutionize the sports betting industry. With our groundbreaking Search Engine and Management Console features, we are on the cusp of unveiling a suite of industry-first solutions that will transform the landscape of sports betting forever.

WHY INVEST

Game-Changing Opportunities Await


Gaming Intelligence? Man, it's like I've been sports betting in the dark and someone's just switched the lights on! The 'predictive bet alerts' is a goldmine, and the simulator lets me play out all my wild strategies. Who knew betting smart is this much fun?!

Join Gaming Intelligence on its mission to revolutionize the dynamic sports betting landscape. With a steadfast dedication to advancing industry-leading technology, GI is poised for extraordinary progress. By leveraging our IP and developing groundbreaking solutions, we hope to continue to innovate and surpass market barriers. Looking ahead, forging additional partnerships with leading sportsbooks, data providers, and broadcasters will unlock new distribution channels and revenue streams.

Don't miss your chance to be part of this exciting journey. Invest in Gaming Intelligence and ride the wave of the future in sports entertainment!

ABOUT

HEADQUARTERS
6671 S Las Vegas Blvd Bld D Ste 210
Las Vegas, NV 89119

WEBSITE
View Site

At Gaming Intelligence (GI), we are revolutionizing the landscape of sports betting by leveraging our patented technology for sports data and betting odds. Our platform stands as an all-encompassing tool for navigating and simplifying the intricate world of odds and sports data, offering unparalleled insights and opportunities for both seasoned bettors and newcomers alike.

TERMS

Gaming Intelligence

Overview

PRICE PER SHARE
$0.27

VALUATION
$35.33M

DEADLINE
Aug. 2, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$399.87

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.86

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
55,555

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
18,518,518

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a current investor in Gaming Intelligence, you are eligible for 10% bonus shares.

Testing the Waters Reservations Page Bonus

All Reservation Holders in Gaming Intelligence's Testing the Waters Reservations Page will receive 10% bonus shares.

Time-Based Perks

Early Bird 1k - Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 5k - Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 10k - Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 20k - Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Flash Perk 1k - Invest $1,000+ between Day 40 and Day 45 and receive 7% bonus shares.

Flash Perk 5k - Invest $5,000+ between Day 40 and Day 45 and receive 12% bonus shares.

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive + 5% bonus shares and a one year All Access Subscription ($150 value).

Tier 2 Perk — Invest $5,000+ and receive + 10% bonus shares, lifetime All Access and future subscription offerings, early access to new tech releases, and participation in our innovation advisory group.

Tier 3 Perk — Invest $10,000+ and receive + 15% bonus shares, 30 minute zoom call with a founder, lifetime All Access and future subscription offerings, early access to new tech releases, and participation in our innovation advisory group.

Tier 4 Perk — Invest $25,000+ and receive + 20% bonus shares, 2 nights in Vegas, founder meet and greet, 2 event tickets ($1,000 value), lifetime All Access and future subscription offerings, early access to new releases, and participation in our innovation advisory group.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Gaming Intelligence, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.27 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $27. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the TTW Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment".

PRESS

Yahoo Finance

Gaming Intelligence Launches as World's First AI-Driven Platform for Betting Odds, Sports Data

View Article

Best Startup

15 Best Nevada Real Time Companies and Startups

View Article

Yahoo Finance

Emma Hernan Joins Next-Gen Sports Betting Technology Platform Gaming Intelligence

View Article

BNN Breaking

Emma Hernan's Game-Changing Investment in Sports Betting Innovator Gaming Intelligence

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Gaming Intelligence.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For full launch only: https://youtu.be/Jortsyyyi9U

Hi everyone, I'm Edward Kahl, the founder and CEO of Gaming Intelligence. Our company is a next generation sports data and betting odds platform, built specifically for the booming legal sports betting industry.

With lack of innovation in sports betting, I found an opporuntity to leverage my experise in data and technology to create a cutting-edge product that simplifies and enhances the customer experience. I'm a lifelong sports enthusiast and technologist with over two decades of experience architecting complex data systems.

To bring this vision to life, I assembled an all-star team of passionate sports fans and tech visionaries who shared my mission to revolutionize the sports betting landscape. Together, we set out to build a platform with new technologies that provide an unmatched customer experience.

Since launching, we've secured partnerships with every major operator in the market, including Caesars, BetMGM, DraftKings and FanDuel, and we've secured necessary licenses to operate in key states. Also, our team has developed a range of proprietary features and patented tech that sets us apart from the competition.

One such feature is our Predictive Bet Alerts, which uses data science and advanced algorithms, to identify and instantly deliver historically profitable betting opportunities. Another is our Best Odds Page, that functions like the search engines we all use for airline tickets. But instead, shops all the best odds and payouts simultaneously.

Now, as exciting as all of this is, it's just the beginning of our journey as we continue advancing innovations at sport and technology's intersection thatt makes enjoying the sports we love easier and more interactive. To ensure this, we're even starting an Innovation Advisory Group for our Start Engine investor community, where YOU yourself can participate directly in the design and roll out of our future products.

Thank you for considering an investment in Gaming Intelligence. On behalf of myself and the Gaming Intelligence team, we look forward to having you join us on this exciting journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

09/06/2022

Work Order Item Number:	W2022090601491-2362230
Filing Number:	20222596628
Filing Type:	Articles of Incorporation-For-Profit
Filing Date/Time:	9/6/2022 1:21:00 PM
Filing Page(s):	7

Indexed Entity Information:

Entity ID: E25966292022-0

Entity Name: Gaming Intelligence Inc.

Entity Status: Active

Expiration Date: None

Non-Commercial Registered Agent

Edward Kahl

2761 Saigon Dr, Henderson, NV 89052, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

DocuSign Envelope ID: B686F206-D632-403B-810D-8F7F96E2C196

Filed in the Office of	Business Number E25966292022-0
Barbara K. Cegavske	Filing Number 20222596628
Secretary of State State Of Nevada	Filed On 9/6/2022 1:21:00 PM
	Number of Pages 7

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

[X] NRS 78 - Articles of Incorporation Domestic Corporation [ ] NRS 80 - Foreign Corporation [ ] NRS 89 - Articles of Incorporation Professional Corporation

[ ] 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Gaming Intelligence Inc.

2. Registered Agent for Service of Process: (Check only one box)

[ ] Commercial Registered Agent:(name only below) [X] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title and address below)

Edward Kahl
Name of Registered Agent OR Title of Office or Position with Entity

2761 Saigon Dr. (Street Address) Henderson (City) Nevada 89052 (Zip Code)

Mailing Address (if different from street address) ______ City ______ Nevada Zip Code ______

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X [signature] ______ 09/06/2022
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors [ ] Yes OR [ ] No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) Edward Kahl (Name) USA (Country)
2761 Saigon Dr. (Street Address) Henderson (City) NV (State) 89052 (Zip/Postal Code)

2) Name ______ Country ______
Street Address ______ City ______ State ______ Zip/Postal Code ______

3) Name ______ Country ______
Street Address ______ City ______ State ______ Zip/Postal Code ______

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: ______

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. [ ]

This form must be accompanied by appropriate fees.

DocuSign Envelope ID: B686F206-D632-403B-810D-8F7F96E2C196

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. **Yes** ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	The purpose the Corporation is to engage in any lawful activity for which corporations may be organized under the Nevada Revised Statutes.
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of Authorized shares with Par value: 250000000 Par value: $ 0.0000100000 Number of Common shares with Par value: 250,000,000 Par value: $ 0.0000100000 Number of Preferred shares with Par value: 6,000,000 Par value: $ 0.0000100000 Number of shares with no par value: If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of** the **Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Edward Kahl Country: USA Address: 2761 Saigon Dr. City: Henderson State: NV Zip/Postal Code: 89052 X [DocuSigned by: signature] 551F8F03DBA54A4 (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Articles of Incorporation of Gaming Intelligence Inc. attached hereto.

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION

OF

GAMING INTELLIGENCE INC.

ARTICLE I

The name of the corporation is Gaming Intelligence Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Nevada is 2761 Saigon Dr., Henderson, NV 89052. The name of its registered agent at that address is Edward Kahl, and such registered agent hereby acknowledges, agrees, and accepts his appointment as the registered agent for the Corporation as evidenced by his signature hereunder.

DocuSigned by:
551B9B930BA34A4...

Edward Kahl

September 6, 2022
Date

ARTICLE III

The purpose the Corporation is to engage in any lawful activity for which corporations may be organized under Chapter 78 of the Nevada Revised Statutes.

ARTICLE IV

The "Incorporator" of the Corporation is Edward Kahl, and the address of the Incorporator is 2761 Saigon Dr., Henderson, NV 89052.

ARTICLE V

SECTION 1 Common Stock; Founders Preferred Stock; and Preferred Stock

1.1. Classes of Stock. The capital stock of the Corporation shall be divided into three classes, designated "Common Stock," "Founder Preferred Stock," and "Preferred Stock." The number of shares of Common Stock the Corporation is authorized to issue is 250,000,000. The number of shares of Founder Preferred Stock the Corporation is authorized to issue is 1,000,000. The number of shares of Preferred Stock the Corporation is authorized to issue is 5,000,000. The Common Stock, Founder Preferred Stock, and Preferred Stock shall each have a par value of $0.00001 per share.

1.1.1 Preferred Stock. The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each series shall be so designated to distinguish its shares from the shares of all other series and classes. All shares of a series of Preferred Stock shall have preferences, limitations, and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the articles of amendment adopted by the Board of Directors creating the series, of those of other series of the same class. Except as otherwise provided in these Articles of Incorporation, different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes.

1.1.2 Subject to the foregoing, the Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more series, each with such preferences, limitations, and relative rights as shall be stated in the articles of amendment adopted by the board of directors to create such series and filed with the Nevada Secretary of State in accordance with Chapter 78 of the Nevada Revised Statutes. The authority of the Board of Directors with respect to each such series shall include, without limitation of the foregoing, the right to provide that the shares of each such series may (1) have special, conditional, or limited voting rights, or no voting rights; (2) be redeemable or convertible (a) at the option of the Corporation, the shareholder, or another person on the occurrence of a designated event, (b) for cash, indebtedness, securities, or other property, or (c) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events; (3) entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, non-cumulative, or partially cumulative; and (4) have preference over any other classes or series of shares with respect to distributions, including dividends and distributions upon the dissolution of the Corporation; all as the Board of Directors may deem advisable and as are not inconsistent with Chapter 78 of the Nevada Revised Statutes and the provisions of these Articles of Incorporation.

1.2. Rights of Common Stock and Founder Preferred Stock. Subject to provisions governing Preferred Stock that may from time to time come into existence, the holders of the Common Stock and Founder Preferred Stock shall have unlimited voting rights and the unlimited right to receive the net assets of the corporation upon dissolution.

1.3. Voting of Common Stock, Founder Preferred Stock, and Preferred Stock. Except as otherwise required by law, each outstanding share of Common Stock is entitled to one vote on each matter voted on at a shareholders' meeting, and each outstanding share of Preferred Stock is entitled to such vote or votes, if any, as fixed by the Board of Directors in the articles of amendment filed pursuant to Section 1.1.2 above. Each outstanding share of Founder Preferred Stock is entitled to 3,000 votes on each matter voted on at a shareholders' meeting.

ARTICLE VI

To the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If Chapter 78 of the Nevada Revised Statutes is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes, as so amended.

Any repeal or modification of any of the foregoing provisions of this Article VI, by amendment of this Article VI or by operation of law, shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE VII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Nevada law permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Chapter 78 of the Nevada Revised Statutes.

Any repeal or modification of any of the foregoing provisions of this Article VII, by amendment of this Article VII or by operation of law, shall not adversely affect any right or protection of a director, officer, employee, or other agent of the Corporation or any such other person existing at the time of, or increase the liability of any such director, officer, employee, agent, or other person with respect to any acts or omissions thereof occurring prior to, such repeal or modification.

ARTICLE VIII

The Corporation is to have perpetual existence.

ARTICLE IX

The corporation shall pay for or reimburse the reasonable expenses incurred by a director or an officer who is a party to a proceeding in advance of the final disposition of the proceeding to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes.

ARTICLE X

No holder of any of the shares now or hereafter issued by the Corporation shall be entitled as a matter of right to subscribe for or acquire any part of the unissued or treasury shares of the Corporation of any class whatsoever or to subscribe for or acquire any additional shares, whether common, preferred or of any other class, to be issued by reason of any increase in the authorized capital of the Corporation, or to subscribe for or acquire any securities convertible into such shares or carrying a right to subscribe to or acquire such shares. Any and all such unissued shares, treasury shares, such additional authorized issue of new shares and such securities convertible into or carrying a right to subscribe for or acquire shares may be issued, allotted, and disposed of to such persons and for such lawful consideration and upon such terms as the Board of Directors may deem advisable and in the best interests of the Corporation.

ARTICLE XI

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation, and other provisions authorized by the laws of the State of Nevada at the time in force may be added or inserted, in the manner now or hereafter prescribed by statute. All rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XII

In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors of the Corporation is expressly authorized to adopt, amend, or repeal the

Bylaws of the Corporation, but the stockholders may adopt additional bylaws and may amend or repeal any bylaw whether adopted by them or otherwise.

ARTICLE XIII

The number of directors that will constitute the whole Board of Directors shall be determined in the manner set forth in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE XIV

Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws may provide. Any action required by Chapter 78 of the Nevada Revised Statutes to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided, however, that an action by written consent to elect directors, unless such action is unanimous, may be in lieu of the holding of an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

ARTICLE XV

Stockholders of the Corporation shall not be entitled to cumulate their votes for the election of directors, or any other matter submitted to a vote of the stockholders.

ARTICLE XVI

Preemptive rights shall not exist with respect to shares of capital stock or securities convertible into the capital stock of the Corporation, whether now or hereafter authorized; provided, however, that the Corporation may, by contract, grant to some or all of the Corporation's security holders preemptive rights to acquire securities of the Corporation.

ARTICLE XVII

The books of the Corporation may be kept (subject to any statutory provision) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors in the Bylaws of the Corporation.

[Signature Page to Follow]

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing articles are true and correct to the knowledge of the undersigned, and that these articles are the acts and deeds of the undersigned.

Executed and dated effective as of September 6, 2022.

DocuSigned by:
551B9B930BA34A4...

By:______________________________
Name: Edward Kahl
Title: Incorporator

SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that Gaming Intelligence Inc. did, on 09/06/2022, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 09/06/2022.

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202209062980992

You may verify this certificate online at http://www.nvsos.gov

Exhibit G - Testing the Waters Materials

6671 S. Las Vegas Blvd., BLDG D, Suite 210 | Las Vegas, NV 89119
+1 (702) 761-6836 | www.trygi.com

Gaming Intelligence TTW Pre-Launch

Social Media Posts

I'm thrilled to announce we're opening up an opportunity to own a piece of Gaming Intelligence. We're gearing up to launch on Start Engine and cannot contain the excitement! Stay updated by signing up for early notifications. Your support makes all the difference! #startengine #mrwonderful #GamingIntelligence #comingsoon

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Website Banner

Sign up here to receive the first notifications of our offering on StartEngine

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Email Signature

Keep an eye out for a chance to be a potential investor in our company on StartEngine - be the first to get notified here

6671 S. Las Vegas Blvd., BLDG D, Suite 210 | Las Vegas, NV 89119
+1 (702) 761-6836 | www.trygi.com

Teaser Email

Subject: Something Big is Coming from Gaming Intelligence 🎉

Hey [Name],

I wanted to reach out and share some exciting news with you. Gaming Intelligence is gearing up for a crowdfunding campaign on StartEngine, and we want you to be a part of it! 🌟

As a next-gen odds and sports data technology platform, we're offering everyday investors the unique chance to own a piece of our cutting-edge company. 🏟️ 📊

If you want to be among the first to know when we launch, make sure to sign up for our early notification list here ➡️ [link]

More details coming soon!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."

Cheers,
[Email Signature]
Gaming Intelligence

Announcement Email

6671 S. Las Vegas Blvd., BLDG D, Suite 210 | Las Vegas, NV 89119
+1 (702) 761-6836 | www.trygi.com

Subject: 🌟 Invest in the Future of Sports Betting with Gaming Intelligence 🏟️

Hey [Name],

I am thrilled to announce that Gaming Intelligence is launching a Regulation CF crowdfunding campaign on StartEngine, and we invite you to be a part of our groundbreaking journey in the sports betting industry. 🚀

With a focus on emerging technologies in a rapidly growing industry, Gaming Intelligence is revolutionizing the way fans engage with sports betting. By investing in our company, you'll have the unique opportunity to own a piece of this cutting-edge technology and join us in shaping the future of sports entertainment. 🏟️ 📊

Three factors set Gaming Intelligence apart as an investment opportunity:

- 🎯 Proprietary Technology: Our state-of-the-art platform leverages advanced data analytics and and tools to provide users with unparalleled insights and predictions. 📊
- 📈 Massive Market Potential: With the rapid growth of the sports betting industry, Gaming Intelligence is perfectly positioned to capitalize on this multi-billion dollar market. 💸
- 🌟 Proven Leadership: Our team of experienced entrepreneurs and industry experts has a track record of success in building and scaling innovative companies. 👨‍💼👩‍💼

Don't miss out on this exclusive opportunity to invest in a company at the forefront of the sports betting revolution. Reserve your shares now at www.startengine.com/gamingintelligence. 🔗

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."

Cheers,
[Email Signature]
Gaming Intelligence

Reminder Email

Subject: Don't Miss Out on the Gaming Intelligence Investment Opportunity! ⏰

6671 S. Las Vegas Blvd., BLDG D, Suite 210 | Las Vegas, NV 89119
+1 (702) 761-6836 | www.trygi.com

Dear [Name],

I wanted to remind you about the exciting news we recently announced: Gaming Intelligence is launching a Regulation CF crowdfunding campaign on StartEngine! If you haven't already, now is the perfect time to consider becoming a shareholder in our company. 🌟

As we prepare for this incredible milestone, I wanted to reiterate the key reasons why investing in Gaming Intelligence is a unique and compelling opportunity:

- 🎯 Proprietary Technology: Our state-of-the-art platform leverages advanced data analytics and tools to provide users with unparalleled insights and predictions. 📊
- 📈 Massive Market Potential: With the rapid growth of the sports betting industry, Gaming Intelligence is perfectly positioned to capitalize on this multi-billion dollar market. 💸
- 🌟 Proven Leadership: Our team of experienced entrepreneurs and industry experts has a track record of success in building and scaling innovative companies. 👨‍💼👩‍💼

Your support means the world to us, and we want to make sure you have all the information you need to make an informed decision. If you have any questions about the opportunity or our upcoming campaign, please don't hesitate to reach out. We're here to help! 💬

To reserve your shares, simply visit www.startengine.com/gamingintelligence and join us on this exciting journey as we revolutionize the sports betting industry. 🚀

MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."

Cheers,
[Email Signature]
Gaming Intelligence

Gaming Intelligence is taking reservations for a possible, upcoming round. Join the waitlist today.

startengine

Add to Watchlist

RESERVE NOW

GET A PIECE OF GAMING INTELLIGENCE

The ultimate tool for navigating the world of Sports Betting!

At Gaming Intelligence (GI), we are revolutionizing the landscape of sports betting by leveraging our patented technology for sports data and betting odds. Our platform stands as an all-encompassing tool for navigating and simplifying the intricate world of odds and ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GAMING
INTELLIGENCE

$17,698.67 Reserved

OVERVIEW ABOUT PRESS REWARDS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- GI is the ultimate tool for tackling the world of sports data and betting odds. Our platform empowers users to quickly and easily shop for the best odds, making informed decisions in seconds.
- We've launched our tech platform, partnered with major sportsbooks like BetMGM, DraftKings, FanDuel & more, obtained gaming licenses in key states, and aligned our product releases & roadmap with emerging markets.
- We believe the US sports betting market is a goldmine of opportunity – with $119.84B in wagers placed in 2023, up 27.8% from the previous year. Nationwide sports betting revenue grew by 44.5% in 2023, increasing to $10.92B.

Reserve Now

RESERVED	INVESTORS
$17,698.67	7

TEAM



Edward Kahl - CEO, President, Secretary, Treasurer, Director, Co-founder
A technologist and patented inventor with over 20 years in the design, development of customer facing, mission-critical products and services across diverse industries. Deep expertise in the sports betting industry.



Ralph Wagner - Co-Founder & Chief Revenue Officer
A management and IT consultant spanning over 30 years. Successfully built and sold numerous companies, leveraging proven information technology products and services, such as SAP, Oracle, VMWare, EMC, Dell, Pivotal Software, and numerous telecom ...
Read More

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
6671 S Las Vegas Blvd Bld D Ste 210
Las Vegas, NV 89119

WEBSITE
View Site

At Gaming Intelligence (GI), we are revolutionizing the landscape of sports betting by leveraging our patented technology for sports data and betting odds. Our platform stands as an all-encompassing tool for navigating and simplifying the intricate world of odds and sports data, offering unparalleled insights and opportunities for both seasoned bettors and newcomers alike.

PRESS

yahoo! finance

Yahoo Finance
Gaming Intelligence Launches as World's First AI-Driven Platform for Betting Odds, Sports Data

View Article

Best Startup

15 Best Nevada Real Time Companies and Startups

View Article

Yahoo Finance

Emma Hernan Joins Next-Gen Sports Betting Technology Platform Gaming Intelligence

View Article

BNN Breaking

Emma Hernan's Game-Changing Investment in Sports Betting Innovator Gaming Intelligence

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Gaming Intelligence.

$400

Testing the Waters Reservations Page Bonus

All Reservation Holders in Gaming Intelligence's Testing the Waters Reservations Page will receive 10% bonus shares.

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